UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from              to

Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES

RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

Robinson Companies

Retirement Plan

Financial Statements as of and for the

Years Ended December 31, 2008 and 2007,

Supplemental Schedule as of December 31, 2008,

and Report of Independent Registered

Public Accounting Firm

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents as of December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 26, 2009

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Non-interest-bearing cash	$1,590	$19,689
Participant-directed investments — at fair value	246,078,645	285,236,661
Contributions receivable — employer	16,371,853	20,691,907

Total assets	262,452,088	305,948,257

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	262,452,088	305,948,257
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(775)	(111,739)

NET ASSETS AVAILABLE FOR BENEFITS	$262,451,313	$305,836,518

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$30,613,294	$31,247,461
Participant	20,942,089	18,874,131
Rollover	1,087,114	957,117
Net realized and unrealized appreciation in fair value of investments (Note 3)		616,710
Interest and dividend income	3,505,858	13,852,109

Total additions	56,148,355	65,547,528

DEDUCTIONS — Deductions to net assets attributed to:
Net realized and unrealized depreciation in fair value of investments (Note 3)	84,824,329
Benefits paid to participants	14,592,189	16,619,192
Administrative fees	117,042	210,958

Total deductions	99,533,560	16,830,150

NET (DECREASE) INCREASE	(43,385,205)	48,717,378
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	305,836,518	257,119,140

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$262,451,313	$305,836,518

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company”) established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). Ameriprise Trust Company (“Ameriprise”) through March 2007 and Wachovia Bank, N.A. (“Wachovia”) thereafter (collectively, the “trustee”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid primarily by the Plan, with certain expenses paid directly by the Company (see Note 2). Wells Fargo purchased Wachovia on December 31, 2008, and as of the financial statement date this has had no effect on the operation of the Plan.

Contributions — Participants may contribute up to 50% of their pre-tax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which was $15,500 for 2008 and 2007. The Company makes both a discretionary profit-sharing contribution and an employer matching contribution. The board of directors determines the Company’s annual contribution to the Plan on a discretionary basis. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income. The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2008 and 2007. The Company made matching contributions to the Plan of $14.2 million in 2008 and $10.5 million in 2007.

The profit-sharing amount is equal to 5% and 7% of total recognized compensation of eligible participants for 2008 and 2007, respectively. The Company added $16.4 million to the Plan as part of profit sharing in 2008, and $20.7 million in 2007.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the plan. Employees are eligible to change the deferral rate at any time. The employer matching contribution is made by the Company. Amounts forfeited by former participants are first used to restore rehired participants, to reduce employer matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions. Participants are 100% vested in their contributions as well as employer matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below.

When the participant has completed the Following Years of Vesting Service:	The vested portion of the participant’s Employer Profit-Sharing Account will be:
Less than 1 year	—%
More than 1, but less than 2 years	20
More than 2, but less than 3 years	40
More than 3, but less than 4 years	60
More than 4, but less than 5 years	80
5 years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Forfeited Accounts — As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $317,516 and $387,326, respectively. These accounts may be used to reduce future employer contributions and pay the Plan expenses. During the years ended December 31, 2008 and 2007, employer contributions were reduced by $369,789 and $1,710,057, respectively, from forfeited nonvested accounts.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits — Upon termination of employment, retirement, reaching age 59-1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 13 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participant loans are valued at the outstanding loan balances, which approximates fair value.

In accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis and are not affected by the FSP.

The RiverSource Income Fund II invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

New Accounting Pronouncements — The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, as of the beginning of the year ended December 31, 2008 (see Note 3). FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FASB Statement No. 157 had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

3.	FAIR VALUE MEASUREMENTS

In accordance with FASB Statement No. 157, the Plan classifies its investments into Level 1, which refer to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2008.

	Fair Value Measurements as of December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$42,534,687	$—	$—	$42,534,687
Common Collective Trusts	52,264,363	34,593,864		86,858,227
Mutual Funds	109,028,507			109,028,507
Participant loans			7,657,224	7,657,224

Total	$203,827,557	$34,593,864	$7,657,224	$246,078,645

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2008, is as follows:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Participant Loans
Beginning balance — January 1, 2008	$6,374,757
Purchases, issuances, and settlements	1,282,467

Ending balance — December 31, 2008	$7,657,224

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at contract value as of December 31, 2008 and 2007, are as follows:

	2008	2007
Riversource Trust Core Balanced Fund II	$15,564,789	$20,766,756
Wachovia Equity Index Trust Fund A	34,593,864
Hotchkis & Wiley Small Cap Value Fund	14,214,137	24,497,429
MFS Inst. International Equity Fund	36,656,798	52,649,855
Boston Partners Mid-Cap Fund	22,462,543	31,915,239
Riversource Trust Income Fund II	36,698,799	28,232,344
C.H. Robinson Worldwide, Inc. common stock	42,534,687	36,727,811
Riversource Trust Equity Index Fund I		51,456,811

The RiverSource Trust Income Fund II is shown at contract value for 2008 and 2007 above as the 5% is based on statements of net assets available for benefits, which are presented at contract value.

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common Collective Trusts:
Riversource Trust Income Fund II*	$1,432,627	$1,287,593
Riversource Trust Equity Index Fund I*		4,224,856
Riversource Trust Core Balanced Fund II*	(5,525,440)	1,107,114
Wachovia Equity Index Fund Trust Fund A*	(20,016,992)	(1,624,681)

Registered Investment Companies:
MFS Inst. International Equity Fund	(21,043,477)	(55,387)
Tamarack Mid Cap Growth Fund	(4,869,574)	196,076
Blackrock Small Cap Growth Fund	(2,569,368)
UM Small Cap Growth Fund	(1,469,054)	(970,148)
Boston Partners Mid-Cap Fund	(10,927,186)	(2,530,369)
Hotchkis & Wiley Small Cap Value Fund	(11,669,239)	(8,626,737)
Barclays Global Inv LP 2010 Port I	(303,369)	(22,408)
Barclays Global Inv LP 2020 Port I	(490,741)	(33,526)
Barclays Global Inv LP 2030 Port I	(931,648)	(126,051)
Barclays Global Inv LP 2040 Port I	(3,678,315)	(301,294)
Barclays Global Invst LP Ret Port I	(133,085)	(3,446)

Self-Directed Account	(3,270,066)	31,806

Common Stock — C.H. Robinson Worldwide,
Inc. common stock*	640,598	8,063,312

Net (depreciation) appreciation in fair value of investments	$(84,824,329)	$616,710

*	Known party-in-interest.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

For the period from January 1, 2007 to March 31, 2007, and the period from April 1, 2007 to December 31, 2008, certain Plan investments are managed by Ameriprise and Wachovia, respectively. Ameriprise and Wachovia were the trustees during the period as defined by the Plan. These transactions qualify as exempt party-in-interest.

The Plan also holds 754,532 and 678,637 shares in the Company’s common stock as of December 31, 2008 and 2007, respectively. In addition, the Plan recorded $641,125 and $448,321 in dividend income from the investment in the Company’s common stock as of December 31, 2008 and 2007, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 16, 2005, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. The Company filed for a new determination letter during January 2009. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A late contribution was recorded for the Plan during 2008 for 18 participants in the amount of $3,392. A correction was made as soon as the error was detected. See the supplemental schedule.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2008 and 2007, the following is a reconciliation of net investment income per the financial statements to Form 5500:

	2008	2007
Total net investment income per the financial statements	$(81,318,471)	$14,468,819
Adjustment to contract value for investment contracts		156,255

Total earnings on investments per the Form 5500	$(81,318,471)	$14,625,074

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN	EIN#41-0680048 Plan #001

SCHEDULE H, PART IV, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

Description	Current Value
Common Collective Trusts:

Riversource Trust Income Fund II*	$36,699,574

Riversource Trust Core Balanced Fund II*	15,564,789

Wachovia Equity Index Trust Fund A*	34,593,864

Registered Investment Companies:
Hotchkis & Wiley Small Cap Value Fund	14,214,137

Blackrock Small Cap Growth Fund	5,157,503

Tamarack Mid Cap Growth Fund	7,219,412

MFS Inst. International Equity Fund	36,656,798

Boston Partners Mid-Cap Fund	22,462,543

Barclays Global Inv LP 2010 Port I	1,328,846

Barclays Global Inv LP 2020 Port I	1,665,777

Barclays Global Inv LP 2030 Port I	2,672,784

Barclays Global Inv LP 2040 Port I	9,544,081

Barclays Global Invst LP Ret Port I	774,328

Common Stock — C.H. Robinson Worldwide, Inc. common stock*	42,534,687

Self-Directed Account	7,332,298

Participant loans* (interest rates range from 4% to 8.5% and maturity dates range from 2008 to 2017)	7,657,224

TOTAL	$246,078,645

*	Known party-in-interest.

ROBINSON COMPANIES RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a —

DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

Question 4a “Did the employer fail to transmit to the Plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount
Robinson Companies Retirement Plan	C. H. Robinson Worldwide, Inc.	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. A portion of the March 21, 2008 participant contribution was deposited on June 10, 2008.	$3,392

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner Treasurer

Date: June 26, 2009